 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated March 26, 2024, announcing the Company’s transparency notification, dated March 25, 2024, disclosing that the Company has crossed the 10% threshold of the voting rights in the Company pursuant to recent share buybacks.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: March 26, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Tuesday 26 March 2024 –9:15 pm CET _______________________________________

DISCLOSURE REGARDING
A TRANSPARENCY NOTIFICATION

(Article 14, 1st paragraph, of the Law of 2 May 2007
relating to the disclosure of
important shareholdings in listed companies)

1.	Summary of the notification

ANTWERP, Belgium, 26 March 2024 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) has crossed the transparency threshold of 10% after recent share buybacks.

It is important to note that the shares that were tendered during the bid are not yet included in the calculations below, as the transfer will only be concluded next week. During the acceptance period, 69,241,955 shares in Euronav, representing 31.47% of the outstanding shares in Euronav, were tendered into the Bid. CMB NV will hold a total of 177,147,299 shares in Euronav, representing 80.51% of the outstanding shares in Euronav.

2.	Content of the notification from 25 March 2024

The notification dated 25 March 2024 contains the following information:

•	Reason for the notification: Acquisition or transfer of voting securities or voting rights

•	Notification by: A parent undertaking or a controlling person

•	Persons subject to the notification requirement: Saverco NV, De Gerlachekaai 20. 2000 Antwerpen CMB NV, De Gerlachekaai 20. 2000 Antwerpen Euronav NV, De Gerlachekaai 20. 2000 Antwerpen

•	Transaction date: 21/03/2024

•	Threshold that is crossed: 10%

•	Denominator: 220,024,713

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Saverco NV	24,400	24,400		0.01%
CMB NV	107,905,344	107,905,344		49.04%
Euronav NV	18,111,771	22,877,040		10.40%
	TOTAL	130,806,784		59.45%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

	TOTAL			0	0.00%

TOTAL (A & B)	# of voting rights	% of voting rights
	130,806,784	59.45%

•	Full chain of controlled undertaking through which the holding is effectively held: Euronav NV is controlled by CMB NV. CMB NV is controlled by Saverco NV, which in its turn is not controlled.

PRESS RELEASE Regulated information Tuesday 26 March 2024 –9:15 pm CET _______________________________________

3.	Miscellaneous

This press release is available on the Company’s website in the investor relations section: https://www.euronav.com/investors/company-news-reports/press-releases/2024/

The transparency notification is available on the Company’s website in the investor relations section: https://www.euronav.com/investors/share-securities-information/transparency-declaration/declaration/
*
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Contact:
Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470
Email: katrien.hennin@cmb.be

Announcement final year results – 4 April 2024

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

Euronav plans to change the group's name to CMB.TECH. Euronav will remain the oil tanker shipping company within the group.

PRESS RELEASE Regulated information Tuesday 26 March 2024 –9:15 pm CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.